UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Joby Aviation, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

G65163100

(CUSIP Number)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65163100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Corporation 94-1672743
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 46,040,786
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 46,040,786

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 46,040,786
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 7.6%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G65163100

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Intel Capital Corporation 77-0498401
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 38,947,301
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 38,947,301

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 38,947,301
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.4%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

(a)	Name of Issuer Joby Aviation, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2155 Delaware Avenue, Suite #225 Santa Cruz, CA 95060

Item 2.

(a)

Name of Person(s) Filing

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Intel Corporation

2. Intel Capital Corporation

(b)

Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is as follows:

2200 Mission College Boulevard

Santa Clara, California 95054-1549

(c)	Citizenship Delaware (for each of the Reporting Persons)

(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

(e)	CUSIP Number G65163100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (the “Issuer”).

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned(1)
Intel Corporation	0	46,040,786	(2)	46,040,786	(2)	7.6%
Intel Capital Corporation	0	38,947,301	(3)	38,947,301	(3)	6.4%

(1)

Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021, reflecting 603,887,944 shares of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”) outstanding as of August 10, 2021.

(2)

Consists of (i) 38,947,301 shares of Common Stock held of record by Intel Capital Corporation and (ii) 7,093,485 shares of Common Stock held of record by Middlefield Ventures, Inc. Each of Intel Capital Corporation and Middlefield Ventures, Inc. is a direct or indirect wholly-owned subsidiary of Intel Corporation. Intel Corporation does not directly own any shares of the Common Stock. Per the provisions of Rule 13d-3 under the Act, Intel Corporation may be deemed to beneficially own the reported shares of Common Stock. Intel Capital Corporation and Middlefield Ventures, Inc. share voting and dispositive power over their respectively-held shares of Common Stock with Intel Corporation.

(3)

Intel Capital Corporation directly holds and beneficially owns 38,947,301 shares of Common Stock. Intel Corporation may be deemed to beneficially own the reported shares of Common Stock. Intel Capital Corporation and Intel Corporation share voting and dispositive power over the shares of Common Stock held by Intel Capital Corporation.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2021

INTEL CORPORATION

By: /s/ Steven R. Rodgers
Name:	Steven R. Rodgers
Title:	Executive Vice President and General Counsel

INTEL CAPITAL CORPORATION

By: /s/ Tiffany D. Silva
Name:	Tiffany D. Silva
Title:	Corporate Secretary

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.